

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


04033572

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required, effective October 7, 1996*)

For the fiscal year ended: December 31, 2003

Or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from _________ to __________

Commission File No. 1-6187

Albertson's Employees' Tax Deferred Savings Plan
(Full Title of the Plan)

Albertson's, Inc.
250 Parkcenter Blvd.
P.O. Box 20
Boise, ID 83726
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)



G:\Form 11Ks\2003 Tax Deferred Savings Plan.doc

REQUIRED INFORMATION

Albertsons Employees' Tax Deferred Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, ID 83702-7718
USA

Tel: +1 208 342 9361
Fax: +1 208 342 2199
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Albertsons Employees' Tax
Deferred Savings Plan
Boise, Idaho

We have audited the accompanying statements of net assets available for benefits of Albertsons Employees' Tax Deferred Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2004

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments (Note 3)	$17,510,635	$16,987,190
RECEIVABLES:		
Accrued interest	769	1,238
Participant contributions		8,451
Total receivables	769	9,689
NET ASSETS AVAILABLE FOR BENEFITS	$17,511,404	$16,996,879

See notes to financial statements.

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 1,128,515	$ (4,252,215)
Dividends	253,561	279,994
Interest	136,369	194,877
Net investment income (loss)	1,518,445	(3,777,344)
Participant contributions	271,717	447,166
Total additions	1,790,162	(3,330,178)
DEDUCTIONS:		
Benefits paid to participants	1,241,443	2,406,994
Administrative expenses	34,194	40,231
Transfers (Note 1)		1,876,227
Total deductions	1,275,637	4,323,452
INCREASE (DECREASE) IN NET ASSETS	514,525	(7,653,630)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	16,996,879	24,650,509
End of year	$17,511,404	$16,996,879

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of Albertsons Employees' Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan established February 1, 1986 for eligible employees of Albertson's, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan was amended and restated on September 26, 1999 as a result of the Company's adoption of the Albertsons Savings and Retirement Estates ("ASRE"), a profit sharing plan with Section 401(k) features. Company employees eligible to participate in ASRE began making Section 401(k) elective deferrals under ASRE instead of the Plan effective as of such date.

During 2002, assets in the amount of $1,876,227 were transferred from the Plan to the ASRE. The transfers in 2002 primarily represented the assets of certain collectively bargained members who bargained for participation in ASRE, effective beginning in January 2002.

Eligibility—An employee of the Company shall become an eligible participant in the Plan as of the date the employee completes one year of service during which he or she works 1,000 hours and has attained age 21. Employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such agreement provides that either the Albertsons Salaried Employees' Pension Plan or the Albertsons Employees' Corporate Pension Plan shall be applicable to the employees covered by such agreement. Employees covered under the ASRE are not eligible to participate in the Plan.

Contributions—The Plan provides for participants to elect to enter into a Salary Deferral Agreement ("Agreement") with the Company, whereby the participant may defer up to 30% of their salary, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Amounts deferred will be contributed to the Plan for the participants. The participant directs the investment of the contribution into various investment options, including guaranteed interest contracts, pooled separate accounts, and Company stock. The Company does not make any additional contributions. Amounts deferred pursuant to the Agreement and contributed to the Plan are not taxable to the participants until distributed from the Plan to the participants.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Earnings and losses on the investments are allocated to the participants' accounts based upon relative account balances at regular valuation dates specified by Principal Life Insurance Company ("Principal").

Investment Manager and Custodian—The Plan has entered into an investment and recordkeeping contract with Principal. Principal maintains the contributions in pooled and general accounts, which are credited with earnings on the underlying investments and charged for participant withdrawals and certain investment expenses.

The pooled separate accounts are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the pooled separate accounts approximates contract value. The pooled separate accounts' average returns are as follows:

	2003	2002
Partners Large-Cap Blend I Separate Account	28.46 %	(25.25)%
Real Estate Separate Account	8.25 %	3.77 %
Bond and Mortgage Separate Account	5.04 %	9.73 %
International Stock Separate Account	33.72 %	(15.57)%
Large-Cap Stock Index Separate Account	28.18 %	(22.38)%
Bond Emphasis Balanced Separate Account	16.36 %	(4.17)%
Partners Large-Cap Value Separate Account	27.48 %	
Mid-Cap Stock Index Separate Account	34.87 %	
Partners Large-Cap Growth I Separate Account	24.00 %	
Partners Small-Cap Growth II Separate Account	45.08 %	
Partners Small-Cap Value Separate Account	37.91 %	
International Small Company Separate Account	54.75 %	
LifeTime Strategic Income Separate Account	15.29 %	
LifeTime 2010 Separate Account	18.78 %	
LifeTime 2020 Separate Account	21.57 %	
LifeTime 2030 Separate Account	23.33 %	
LifeTime 2040 Separate Account	24.48 %	
LifeTime 2050 Separate Account	26.44 %	

The general accounts are included in the financial statements at estimated fair market value because they are not fully benefit responsive. The general accounts include the Three Year Guaranteed Interest general account and Five Year Guaranteed Interest general account.

Principal performs certain recordkeeping and reporting functions on behalf of the Trustees of the Plan. U.S. Bank is the custodian of the Albertson's, Inc. common stock held in the Albertson's, Inc. Common Stock Account.

Participant Loans—Under certain circumstances participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50,000. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus 1%. The interest rate so determined will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. Principal and interest is paid ratably through payroll deductions.

Vesting—Participant account balances are fully vested immediately and nonforfeitable.

Payments of Benefits—Depending on the value of the vested interest at time of termination and the reason for termination (death, disability, retirement, other), several options are available to a participant or beneficiary which include:

- Lump-sum cash distribution
- Direct rollover to IRA or other qualified plan
- Transfer to a "Personal Retirement Account" under the Albertsons Plan (participant only)
- Annuity (beneficiary only)
- Interest Draft Account (beneficiary only)
- Flexible Income (beneficiary only)

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in Albertson's, Inc. common stock is stated at fair value based on quoted market prices. The benefit-responsive investment contracts are valued at contract value; all other investment contracts are stated at estimated fair value based on quoted market prices. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $21,555 and $0 at December 31, 2003 and 2002, respectively.

Administrative Expenses—U.S. Bank administrative expenses and a portion of other administrative expenses are paid by the Company. All remaining administrative expenses are paid by the participants of the Plan.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits are as follows as of December 31:

	2003	2002
Investment at Fair Value Determined by Quoted Market Price:		
Albertson's, Inc. Common Stock Employer Securities	$7,029,901	$7,592,119
First American Prime Obligation	1,330,768	1,319,465
	$8,360,669	$8,911,584
Investments at Contract Value:		
Partners Large-Cap Blend I Separate Account	$ -	$1,329,097
Large-Cap Stock Index Separate Account	3,516,331	1,594,047
	$3,516,331	$2,923,144
Investments at Estimated Fair Value:		
Three Year Guaranteed Interest General Account	$1,191,941	$1,349,506
Five Year Guaranteed Interest General Account	1,512,984	1,503,479
	$2,704,925	$2,852,985

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows for the years ended December 31:

	2003	2002
Investment at Fair Value Determined by Quoted Market Price:		
Albertson's, Inc. Common Stock Employer Securities	$ 43,025	$(3,208,938)
Investments at Contract Value:		
Partners Large-Cap Blend I Separate Account	43,873	(492,053)
Real Estate Separate Account	46,017	22,138
Bond and Mortgage Separate Account	31,914	42,610
International Stock Separate Account	161,540	(91,827)
Large-Cap Stock Index Separate Account	717,739	(510,539)
Bond Emphasis Balanced Separate Account	58,197	(14,372)
Partners Large-Cap Value Separate Account	2,057	
Mid-Cap Stock Index Separate Account	23,551	
Partners Large-Cap Growth I Separate Account	712	
Partners Small-Cap Growth II Separate Account	8,657	
Partners Small-Cap Value Separate Account	2,185	
International Small Company Separate Account	4	
LifeTime Strategic Income Separate Account	247	
LifeTime 2010 Separate Account	621	
LifeTime 2020 Separate Account	1,004	
LifeTime 2030 Separate Account	654	
LifeTime 2040 Separate Account	987	
LifeTime 2050 Separate Account	1,243	
Investments at Estimated Fair Value:		
Three Year Guaranteed Interest General Account	(7,090)	24
Five Year Guaranteed Interest General Account	(8,622)	742
	$1,128,515	$(4,252,215)

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002 that the Plan is designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 310,371 and 341,066 shares, respectively, of common stock of Albertson's, Inc., the sponsoring employer, with a cost basis of $9,251,698 and $10,509,795, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $253,561 and $279,994, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULE

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Albertson's, Inc.	Albertson's, Inc. Common Stock Employer Securities		$ 7,029,901
*	Principal Life Insurance Co.	Three Year Guaranteed Interest General Account		1,191,941
*	Principal Life Insurance Co.	Five Year Guaranteed Interest General Account		1,512,984
*	Principal Life Insurance Co.	Real Estate Separate Account		592,232
*	Principal Life Insurance Co.	Bond and Mortgage Separate Account		641,246
*	Principal Life Insurance Co.	International Stock Separate Account		629,703
*	Principal Life Insurance Co.	Large-Cap Stock Index Separate Account		3,516,331
*	Principal Life Insurance Co.	Bond Emphasis Balanced Separate Account		411,130
*	Principal Life Insurance Co.	Partners Large-Cap Value Separate Account		13,692
*	Principal Life Insurance Co.	Mid-Cap Stock Index Separate Account		162,188
*	Principal Life Insurance Co.	Partners Large-Cap Growth I Separate Account		7,013
*	Principal Life Insurance Co.	Partners Small-Cap Growth II Separate Account		72,637
*	Principal Life Insurance Co.	Partners Small-Cap Value Separate Account		15,262
*	Principal Life Insurance Co.	LifeTime Strategic Income Separate Account		4,660
*	Principal Life Insurance Co.	LifeTime 2010 Separate Account		7,292

(Continued)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBERTSON'S TAX DEFERRED
SAVINGS PLAN
(Name of Plan)

Date: June 26, 2004



By: Kathy J. Herbert
Trust Chair

G:\Form 11Ks\2003 Tax Deferred Savings Plan.doc



Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, ID 83702-7718
USA

Tel: +1 208 342 9361
Fax: +1 208 342 2199
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-2139, 33-15062, 33-43635 and 33-62799 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K of Albertsons Employees' Tax Deferred Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Boise, Idaho
June 23, 2004